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December 21, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 6010

Re:	Medivation, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed February 23, 2007

File Number: 001-32836

Dear Mr. Rosenberg:

On behalf of Medivation, Inc., a Delaware corporation (the “Registrant”), reference is made to the letter dated December 10, 2007, from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the Commission on February 23, 2007. The Registrant’s response to the Staff’s comment will be submitted no later than January 15, 2008.

Thank you for your consideration of this request. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8284.

Very truly yours,

/s/ Bradley A. Bugdanowitz
Bradley A. Bugdanowitz
of LATHAM & WATKINS LLP

cc: C. Patrick Machado, SVP & Chief Financial Officer, Medivation, Inc.